MAX & ERMA’S RESTAURANTS, INC.
4849 Evanswood Drive
Columbus, Ohio 43229
March 1, 2007
Via FEDEX and EDGAR
Linda Cvrkel
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Max & Erma’s Restaurants, Inc. Form 10-K for the year ended October 29, 2006 File No. 000-11514
Dear Ms. Cvrkel:
     We have received your comments to our response letter dated February 21, 2007, regarding our Annual Report on Form 10-K for the year ended October 29, 2006, filed by Max & Erma’s Restaurants, Inc. (the “Company”), set forth in your letter dated as of February 28, 2007. Our responses to your comments in this letter are numbered to correspond to the numbers contained in your February 28, 2007 letter. We respectfully respond to the comments as follows:
Form 10-K for the year ended October 29, 2006
Management’s Discussion & Analysis
General
     1. We note from your response to our prior comment 2 that you did not consider the effect the adoption of SFAS 123(R) had on your operating income and net loss in the year ended October 29, 2006 to be material. However, in light of the fact that the amount was approximately 24% of operating income, we believe that it was material to your operating income and net loss. In future filings, please consider the significance of stock-based compensation expense in relation to operating income and net loss (rather than solely on G&A expenses) and revise your MD&A section to include the material qualitative and quantitative information detailed in our prior comment 2, as well as other information that could affect comparability of financial statements from period to period.

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

     Response
     The Company confirms that in future filings it will consider the significance of stock-based compensation expense in relation to operating income and net loss and will revise the MD&A section of future filings to include the material qualitative and quantitative information detailed in Comment 2 in the SEC’s comment letter dated January 31, 2007, as well as other information that could affect comparability of financial statements from period to period.
Note 2. Ownership of Restaurant by Affiliated Partnership, page 16
     2. We note that your response to our prior comment 8 discusses the reason for the change in the share of partnership profits and losses during the year ended October 29, 2006. Please confirm that you will include a disclosure similar to your response to prior comment 8 in your notes to the financial statements in future filings.
     Response
     The Company confirms that it will include in future filings a disclosure similar to its response to Comment 8 in the SEC’s comment letter dated January 31, 2007, relating to the reason for the change in the Company’s share of partnership profits and losses during the year, in the notes to the financial statements.
Note 3. Long-Term Obligations, page 17
     3. We note that your response to our prior comment 9 clarifies the period for which the waiver was obtained and explains why you believe classification of the obligation as long-term debt is appropriate. Please confirm that you will include this disclosure in the notes to your financial statements in future filings.
Response
     The Company confirms that it will include in future filings disclosure in the notes to the financial statements of why it believes that a waiver obtained from its lender appropriately permits classification of the obligation as long-term debt.

Linda Cvrkel
Max & Erma’s Restaurants, Inc.
Form 10-K for the year ended October 29, 2006
File No. 000-11514

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     If you have any questions regarding any of the foregoing, please contact Curtis A. Loveland, Porter, Wright, Morris & Arthur LLP at (614) 227-2004.
     Thank you for your assistance.

Very truly yours,

/s/ William C. Niegsch, Jr.

William C. Niegsch, Jr., Executive Vice President and Chief Financial Officer